SupportSoft


Forgotten password
Can't access email
Broadband access blocked
PDA is DOA
Ctrl, alt, delete
Frequent crashes
Cache won't clear
Unauthorized applications
Excessive server downtime
Over-paying for software licenses
application error
Problem Solved.
Computer virus!
Address book is broken
Can't connect to
speed dial the IT department
Server support costs are out of control
800 support number is costing $8 million!
Customer service won't answer
Application won't launch
Re-boot redux
IT analysts are quitting in droves
Server shut down by a security attack
No permissions
Need to remove a virus
Can't print
Remote access denied

"We selected SupportSoft, an enterprise software provider, for our worldwide standard in support automation. SupportSoft's world-class platform not only automates answers to individual problems end-users face daily, but, automates enterprise support solutions that every company with thousands of computers must address. SupportSoft's Resolution Suite reduced our recovery time with the Gon.A virus from what could have been days to minutes, delivering Siebel Systems an immediate return on our investment."

Mark Sunday
CIO
Siebel Systems



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Problem #87

The Problem: Julie in the accounting department forgot her password – again. She dreaded calling the IT department – again – to ask for her current or new password be reset.

The Solution: Instead of picking up the phone, Julie visited her company's online support portal and clicked on the option to *Reset password*. She answered a few questions that only she would know (*What's your mother's maiden name?, What are the last four digits of your Social Security number?*) and entered a new password that she could remember. The portal automatically changed her password on the accounting system, and Julie was able to get back to work in less than one minute – having discovered a cure for temporary amnesia.

Problem Solved.

Support automation is helping our customers realize a quick payback on their software investment by removing lengthy, labor-intensive steps in the service and support process. For example, at our 2001 User Forum we learned that BellSouth, one of our broadband service provider customers, is using SupportSoft solutions to help retain their number-one ranking among telecommunications companies for customer satisfaction. Cisco Systems, a corporate enterprise customer, is achieving a 50% reduction in deskside support visits by their IT staff and has seen a measurable increase in employee productivity. And General Motors, working with our channel partner CompuCom, reported a 20% reduction in support calls and a 33% reduction in the average support call-time.

Technology That's Architected for Growth

Technical innovation has been a hallmark of SupportSoft since its inception. Ongoing investment in our core software automation technology has enabled us to build a platform that is both powerful and flexible. In 2001 we harnessed these platform virtues and evolved the technology into multiple application suites to meet new market opportunities, such as the broadband industry. We released Version 5.5 of our Resolution Suite software application, which includes advanced technology for proactive problem resolution, enhancement of our SmartResult System to connect users to the right answers to their problems with even greater precision, and expansion of our analytic tool called Scorecard for greater management insights into a company's support environment. These product enhancements were the result of ongoing customer dialogue, delivering the solutions they need today with room to grow into their support needs of tomorrow.

Other technology highlights for the year included the introduction of a mobile support solution in response to the popularization of handheld devices such as the Palm Pilot, Microsoft Pocket PC and RIM Blackberry, and the launch of the Satisfaction Suite to address user problems in applications such as online financial services. We also delivered tools that allow the easy integration of our software with that of key technology partners such as Siebel Systems and PeopleSoft. Finally, we were awarded a fifth patent, for our SmartIssue technology, and have four additional patents pending.

"Support" – A Universal Need in Any Language

In 2001 SupportSoft sustained its international presence. While a stagnant world economy inhibited growth, in the Asia Pacific region, we opened an office in Japan, established our first sales alliance in the People's Republic of China, and signed our first Chinese language customers. In Europe, we opened our German office and gained new customers such as British Telecom, Belgacom and Dimension Data. Many of our products are available in 10 languages ranging from Japanese to German.

Defining the Critical Path

We believe that 2002 is likely to be a transition year for the economy and the Company. We intend to build on the strong new products and new market momentum with which we ended 2001. We can't plan the economy; however, we do plan to focus on several factors we believe are critical to our continued growth.

First, we intend to significantly expand our customer penetration into the corporate IT market. As corporate customers continue to struggle with the proliferation and rising complexity of technology, the stakes continue to rise – when technology doesn't work, business productivity can go on an unwelcome vacation. This fact has propelled sales of our Resolution Suite software in the corporate market, and we are working hard to ensure that it continues to do so. For enterprise customers, we are the technology that keeps technology working.

Our large and growing blue-chip customer base provides sales opportunities not available when our customer list was much shorter. A second factor essential to our growth is adding new value to our current customers through the introduction of new, separately priced software products that enhance their existing SupportSoft solutions. Promising areas for add-on sales include corporate software modules related to asset discovery and tracking, and recovering from virus attacks.

Having evolved our product family and extended our market focus in 2001, we have created new cross-selling opportunities for each of our application suites. Hence, a third priority for us in 2002 is introducing current customers using products such as the Broadband Resolution Suite for subscriber service to products such as the Resolution Suite for support of their employees. Similarly, our Satisfaction Suite software can complement the CRM software used by many of our existing corporate customers, who are seeking a strong application for problem resolution in conjunction with CRM's strength in customer service.

Representative Customers and Partners

Amdocs
Bank of America
Belgacom SA
BellSouth Corporation
The Boeing Company
British Telecom
Broadjump
Charter Communications
Cisco Systems
Clorox
Comcast Online Communications
Compaq Global Services
CompuCom
Contrado
Cox Communications
CSC
Delta Air Lines
Dimension Data
GE
Globo Cabo
Health Care Services Corporation
IBM
Imation
J.P. Morgan Chase & Co.
Kulicke & Soffa
MicroMuse
NCR
PeopleSoft
Perot Systems
The Procter & Gamble Company
Road Runner
Schlumberger Limited
Siebel Systems, Inc.
Sony Electronics, Inc.
Sprint Corporation
Sykes Enterprises
Telewest Communications
Xerox Connect

While we're proud of the tremendous market penetration we achieved in 2001 among broadband service providers, we intend as our fourth priority to redouble our efforts and further assert our market leadership both in the U.S. and abroad, where demand for high speed connectivity is often greater than it is in North America. In fact, four of the six top countries in worldwide broadband usage are found in the Asia Pacific region.

Fifthly, we recognize that more businesses are seeking relationships with outsourcers as they struggle with balancing their technology support requirements with the reality of reduced IT headcount and budget. We will continue to position SupportSoft to share in the growth of this business trend by working closely with major outsourcers to incorporate our software in the services they provide to their customers. As previously mentioned, we feel fortunate to already be working with some of the largest most respected companies in this arena such as IBM Global Services, CSC and Compaq.

Our belief is that customer relationships don't end when they buy our software – they only begin. Our sixth goal is to continue to build customer reference-ability through successful deployment of our software. Our Global Services organization will be instrumental in helping all of our customers – corporate, broadband service providers and OEMs – extract maximum value from their SupportSoft software investment.

Lastly, I am tremendously proud of the contributions of SupportSoft's employees during the unprecedented economic and world events of 2001. There is no substitute for hard-earned experience. We have established a leadership team within the Company on which to build an even stronger company in 2002.

Half a Decade – And a Whole World of Possibilities



It's hard to believe that SupportSoft will celebrate its fifth birthday in December 2002. From a promising idea in the minds of its three founders a few short years ago, we have created a world of possibilities for service and support automation. In spite of our rapid growth as a company, we feel the journey has only just begun – especially as we observe the innovative new ways our customers are using our software and the benefits they share with us about their experience.

Those who know me well know that I find tremendous comfort from the close relationship I have with my family and friends, both personally and professionally. At SupportSoft we have found this past year challenging in many ways, but together, with hard work, we have moved ahead to strengthen the Company, forge healthy relationships and find a pride in accomplishment that moves us forward with confidence. We are looking to the future with passion, commitment, and a sense of unity that is forged from our history of shared experiences and common goals. I'm reminded of the words of the late Tenzing Norgay, the first Sherpa to climb Mt. Everest: "Teamwork is the one key to success and selfishness only makes a man small… no man, on a mountain or elsewhere, gets more out of anything than he puts into it." For me, it's a source of both peace and inspiration, as well as valuable management direction.

I want to thank all of our stockholders, customers, partners—and especially our employees. Clearly, SupportSoft is stronger than ever, going forward and building on the momentum we have established in 2001.

Cheers,

Radha Basu
Chief Executive Officer,
President and
Chairman of the Board

To Our Shareholders, Customers and Employees,

Much has happened since I wrote this letter one year ago. The world in which we live has undergone immense changes, and so has the world in which we do business. The past year was tough but rewarding for SupportSoft. In 2001 we transitioned from being a technology-oriented company to a customer-driven company – and emerged a multi-product, multi-market organization. We asked ourselves hard questions about our organization, our products, our market focus and our strategic direction. Our answers to those questions and more demonstrated our agility, our products' broad market appeal, our management mettle and our resilience as a company. As a result, we ended the year optimistic about our opportunities and excited by the momentum we carried forward into 2002.

One of the more visible ways in which we have realized that momentum is in our Company name. On March 28, 2002 we changed our corporate name to SupportSoft, Inc. Building on our proven reputation as the choice for enterprise-wide software to serve the support needs of corporations around the world, the name more accurately represents the increased scope and focus of the Company's business. Our original patented self-healing software built a foundation for what has now become a broad spectrum of available solutions crossing many platforms, all of which share a common denominator – automated problem resolution support for employees and customers of corporate enterprises, outsourcers, technology vendors and broadband service providers. Our new name reflects that growth, while preserving the Company's brand equity as the leader in support automation solutions. Our stock will continue to trade on the Nasdaq exchange under the symbol SPRT.

In 2001 SupportSoft transitioned from being a technology-oriented company to a customer-driven company, meeting tough challenges to emerge as a market-driven organization, with a larger global customer base, an energized organization and market-leading products. We ended the year optimistic about our opportunities and pleased by the momentum we carried forward into 2002.

Financial Highlights

Our 2001 financial results reflect the nimble business approach required in a choppy economic environment. We managed our Company through an ongoing series of market challenges, re-engineered our organization and re-focused our efforts to identify and address customer requirements. Despite the poor business climate we were able to significantly grow the Company's revenue and market penetration over the prior year. The Company's close ties to its customers helped our ability to quickly adapt and innovate, allowing the delivery of new solutions that address real market opportunities.

Total Revenues
In Millions


$40
30
20
10
0
$30.4
$18.7
$3.2
1999
2000
2001

For the fiscal year ending December 31, 2001, SupportSoft reported revenues of $30.4 million, a 63% increase over the prior year. Our license revenues were $22.5 million, a 64% increase over 2000. SupportSoft ended 2001 with $26.3 million in cash and short-term investments.

Our term license-based, ratable revenue model continued to prove its value in 2001, delivering a revenue stream that was more predictable and stable in contrast to the perpetual sales model traditionally used by many enterprise software companies. For any given quarter, our ratable revenue stream provides a sizeable portion of quarterly revenue, reducing some of the pressure of delivering growing revenues that many other technology companies must contend with each quarter. Customers enjoy the financial flexibility of the ratable revenue model, and SupportSoft's commitment to work with them to realize the benefits of our software.

The demand for SupportSoft's software is demonstrated by the overall growth in our customer base in 2001. We added more than 45 new customers, increasing our customer base by more than 50%. SupportSoft has signed more than 135 companies as customers. As proof of the value we deliver, over 25% of our customers have done repeat business with us. SupportSoft software is used by many of the world's leading companies; we count one-fourth of the Fortune 50 companies, and six of the top eight North American broadband service providers, as our customers.

Pervasive Support for the Connected World

Technology continues its advance into all aspects of professional and personal life – the driving force behind SupportSoft's vision. In a world where day-to-day business and technology are inseparable, businesses need to maximize the productivity of their employees and optimize the satisfaction of their customers. And they need to do so anywhere, any time and in any language. SupportSoft's vision is both simple and profound: *To provide pervasive support for a connected world.*

SupportSoft's mission is similarly ambitious. *Our mission is to deliver the premier software platform for technology problem resolution,* spanning a wide range of systems and networks, personal computers, servers, devices and instruments, security, applications and business processes. We want customers

companies, and by their employees, customers and/or subscribers, and business partners.

A Maniacal Focus on Customers

Achieving our vision requires more than world-class technology. It also demands a maniacal focus on customers, which is a fundamental reason for SupportSoft's success in 2001. We concentrated our business efforts principally on two promising market segments, both of which continue to show strong returns.

The first market segment is the corporate enterprise market, where companies continue to be challenged in their ability to meet support and service demands from their employees and customers. This isn't simply an issue of tight budgets and headcount. The continuing proliferation of technology of all kinds – compounded by technical problems associated with the "three Cs" of connectivity, complexity and convergence – is driving IT organizations to consider new ways to overcome these challenges.

The Resolution Suite, our software application for supporting employees, continues to show proven results in addressing these challenges. In 2001, we added 39 enterprise customers, further endorsement of SupportSoft's undisputed leadership in technical problem resolution for large corporations. Our new Satisfaction Suite, introduced in late 2001, is designed to meet the needs of corporate enterprises that want to enhance their online abilities in solving customer service problems.

2001 Key Accomplishments

- *Increased customer base by over 50%, to 135+*
- *Grew revenues 63% over 2000*
- *Broadband solution used by six of eight top North American providers*
- *Expanded presence in Europe and Asia, including China*
- *Released Version 5.5 of flagship software, SupportSoft Resolution Suite*
- *Awarded fifth patent, with four patents pending*

Our second key market segment is the broadband service provider segment, consisting principally of cable and telecommunications companies worldwide. The Broadband Resolution Suite, delivered in conjunction with BroadJump, Inc., was announced in 2001 specifically for this rapidly growing market. The Broadband Resolution Suite is the premier end-to-end support automation platform that addresses the entire customer lifecycle, from provisioning and installation to ongoing resolution of common subscriber problems such as email access and network connectivity.

Corporate enterprises using our software include Bank of America, Cisco Systems, IBM, Procter & Gamble and Siebel Systems. Broadband service providers using our software include BellSouth, Charter Communications, Comcast, Cox Communications and SBC Communications. Additionally, representative original equipment manufacturer (OEM) customers include IBM Personal Computing Division and Sony.

Many of our customers were present at SupportSoft's second annual User Forum in October 2001, co-hosted by IBM, Siebel Systems and Compaq. The forum had more than 300 participants who shared the innovative ways customers and partners use our software and obtain return on investment.

Growing Our Business through Sales Alliances

Channel alliances play a vital role in expanding the sales reach of our Company. Representative of various indirect sales relationships are key outsourcer alliances with IBM Global Services and CSC, as well as reseller agreements with Compaq, CompuCom and Samsung SDS.

Our relationship with IBM, in particular, blossomed in 2001. As an OEM, IBM's Personal Computing Division is now shipping SupportSoft's solution on the majority of Intel systems it sells, and is using it to provide support automation for its customers via its Access Support Internet portal. In addition, as an outsourcer partner, IBM Global Services has launched a practice dedicated to selling and delivering its branded help desk solution, Virtual Help Desk, which is built upon our Resolution Suite software platform. For IBM, support automation is a competitive differentiator – and a unique way to add customer value.

Promise Becomes Reality: The ROI of Support Automation

For all our customers, the common denominator at which SupportSoft excels is delivering proactive, personalized, automated problem resolution. The range of technical problems our software can solve is virtually infinite, shaped by the context of a customer's needs and the environment in which they operate. SupportSoft customers can see real and measurable value via an increase in customer satisfaction, a boost in employee productivity and clear savings on their bottom line.

SupportSoft's various support automation software platforms are designed using a common product architecture based on a set of patented technologies, called the Problem Resolution Infrastructure. This powerful software infrastructure is highly scalable and flexible – and ready to be quickly customized to meet market and customer requirements.

No matter what the target market or end-customer, the common denominator in all SupportSoft application platforms is our software's ability to solve problems. SupportSoft products offer automated, personalized support designed to resolve problems through system self-healing, mass healing, user self-service and intelligent assisted support – all delivered through the Internet.

SupportSoft technology empowers customers to help themselves independently in a self-help environment, or through seamless escalation to assisted service, with solutions that can readily integrate into existing customer relationship management (CRM) solutions. Designed to help any company that interacts with customers or partners online, the Satisfaction Suite provides a single self-service infrastructure for proactive, personalized and continuous customer service that is scalable to serve a growing customer base.

Broadband services providers look to SupportSoft for a fully integrated, end-to-end solution that addresses virtually all aspects of broadband service and support, from installation through ongoing support. In doing so, the Broadband Resolution Suite helps providers reduce costs, increase customer satisfaction, and rapidly scale their support and service capabilities.



BROADBAND RESOLUTION SUITE FOR SUBSCRIBER SERVICE
SATISFACTION SUITE FOR CUSTOMER SERVICE
PROBLEM RESOLUTION INFRASTRUCTURE
RESOLUTION SUITE FOR CORPORATE ENTERPRISE SUPPORT
RESOLUTION SUITE FOR OEMs

SupportSoft's infrastructure comprises patented technology that can be used to build a comprehensive, scalable and dynamic support environment, for customer, employee or partner service and support. Its core components – Support Portal Hub, User Center, Support Center and Foundry – in addition to broad integration capabilities, are the foundation of a complete support automation solution that offers:

- Proactive, preemptive resolution
- Personalized problem resolution
- Smart support delivery
- Unparalleled management insight

SupportSoft technology helps providers of software applications, hardware and handheld devices add value to their products by embedding support automation capabilities directly into them. In addition, SupportSoft helps OEMs prepare to offer pervasive support for a connected world with a "support operating system" that can be deployed in enterprise software and a wide range of IP-based devices, from PDAs to mobile phones to medical equipment.

SupportSoft offers corporate enterprises an automated, fast, highly scalable and cost-efficient way to tackle the challenge of supporting employees, customers and partners in today's enterprise. It reduces the costs of providing support, increases user satisfaction, and helps IT departments scale their support and service capabilities to handle even the most demanding requirements.

See what SupportSoft is all about!
Learn more about our software by calling 877-493-2187, or send an email to ir@supportsoft.com to receive your free demonstration disk.

SupportSoft
PROBLEM SOLVED

Problem #684

The Problem: Lars is an engineer working on an oil rig off the coast of Newfoundland. One afternoon he received an email with the subject line "I love you." It can get lonely on an oil rig, so Lars opened it immediately. Unfortunately, rather than an email from an onshore heartthrob, "I love you" was really a computer virus containing a worm that automatically mailed itself to everyone in his email address book. His company's mail server was quickly overwhelmed by the dramatic increase in the volume of email. Thousands of employees were being affected as the virus spread throughout the company.

The Solution: The corporate IT department first sent an instant notification to the entire company, which popped up from Lars's taskbar and warned him not to open any further "I love you" emails. The IT department, using a point and click tool from SupportSoft, created an automated virus response called a Support Action that detected the presence of the "I love you" worm on a PC and deleted the associated files, then it updated the virus definitions with the latest version. Every PC was scanned, fixed and updated in just a few hours.

Problem Solved.


system is either
has become
to

"With Self Support Portal, we deliver a support package that prevents and solves computing problems while meeting the geographical and complex demands of global enterprises. Leading technologies, like SupportSoft's, help multi-national corporations face the challenge of managing their complex computing environments and changing IT environments."

Harry Harji
Vice President of
Schlumberger
Network Solutions

Companies and individuals around the world depend on technology, so when technology doesn't work, corporate and personal productivity grinds to a halt.

SupportSoft is in the business of solving problems, the tens of thousands of technical and related business problems that are an inevitable part of modern life – problems that can involve any combination of hardware, software, applications and business process.

Any attempt to list these problems would never be complete, since new technology constantly trumps the old. And with new advances come new problems, which is why we've engineered our software to provide new answers when the time comes. So, whether we're addressing today's problems, just a few examples of which are shown here, or preparing for tomorrow's service and support needs, SupportSoft's answer will always be:

Problem Solved.




The port was disconnected by the remote machi
Help
OK

"SupportSoft's advanced toolset is an integral part of IBM's Virtual HelpDesk solution. Together IBM and SupportSoft bring unmatched value to VHD customers who understand the impact of technology on their businesses. These business savvy customers know that if the technology isn't right, the busines suffers; if the technology doesn't work, the business doesn't work. It's that simple. So we've teamed up to bring customers the right new technology – featuring powerful and reliable tools that can decrease costs and improve service."

Hal Sadowy, PhD
National Practice Executive
IBM Global Services

Problem #2085

The Problem: Sandy, a salesperson for a Fortune 500 company, just arrived at her hotel. She wanted to download the latest customer presentation before meeting her client for the dinner that would close the deal she had been working on for months. Using her laptop, Sandy could dial up, but her connection was refused repeatedly. Frustrated, she changed her network settings, but only made the problem worse; now she couldn't even get the modem to dial. Everything had worked fine just a few days before – what happened?

The Solution: On the desktop of her laptop Sandy desperately clicked on the button for *Disconnected Support* to get help. She noticed that there had been some changes to her network settings since two weeks ago, so she repaired them with the simple click of one button using SupportSoft's "self-healing" feature. Sandy's next attempt to dial in was successful and she downloaded the customer presentation she needed. Equally important, the presentation helped her close the deal!

Problem Solved.

Problem #5326

The Problem: After signing up with his new broadband service provider, Taylor tried to set up an email account to receive mail at his new email address. After a few attempts he figured it out, but when Taylor deleted some unnecessary information from his computer desktop, he also accidentally deleted his old account. Unfortunately, Taylor couldn't remember its original technical settings. Exasperated, he prepared to call the provider and be parked on hold for 30 minutes or more, waiting for technical support.

The Solution: Taylor remembered that his broadband service provider offers automated support. On its home page he clicked on the support icon and selected *Fix my email settings* from the list of common problems. With one click Taylor was able to automatically restore the mailbox settings to a working state. Then he set up his new email account for the last time, checked to make sure both accounts were working, and clicked *Protect my email settings* to ensure that this problem wouldn't happen again.

Problem Solved.


This program
illegal

"SupportSoft's technology is the engine that helps power support.fastaccess.com, giving us flexibility and speed in meeting customer service requirements now and in the future. Through personalized service initiatives such as support automation, BellSouth intends to remain an industry leader in customer care."

Scott Peters
Vice President
BellSouth Broadband
& Internet Services

Corporate Directory and Information

Corporate Officers and Executive Team

Radha R. Basu
Chief Executive Officer,
President and
Chairman of the Board

Brian M. Beattie
Chief Financial Officer,
Executive Vice President
of Finance and Administration

David Duckwitz
Senior Vice President of Sales

Cadir B. Lee
Chief Software Officer

Scott W. Dale
Chief Technical Officer
Vice President of Engineering

Bruce S. Mowery
Vice President of Marketing

Lucille K. Hoger
Vice President of Operations

Board of Directors

Radha R. Basu
Chief Executive Officer,
President and
Chairman of the Board

Manuel Diaz
Retired Vice President
Hewlett-Packard Co.

Claude M. Leglise
Vice President
Intel Capital

Bruce Golden
Partner
Accel Partners

Edward S. Russell
General Partner
Mobius Venture Capital

Roger J. Sippl
Managing Partner
Sippl Macdonald Ventures

Corporate Headquarters

575 Broadway
Redwood City, CA 94063
650.556.9440
http://www.supportsoft.com

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
303.262.0600
http://www.computershare.com

The transfer agent maintains stockholder records for SupportSoft. Please contact them directly for changes of address, transfers of stock, and replacement of lost certificates.

Principle Outside Counsel

Pillsbury Winthrop LLP
Palo Alto, CA

Independent Accountants

Ernst & Young LLP
Palo Alto, CA

Investor Relations

SupportSoft welcomes inquiries from its stockholders and other investors. To obtain a copy of the Company's Annual Report, Form 10-K, and quarterly financial results, without charge, please visit our web site or write to:

Investor Relations
SupportSoft, Inc.
575 Broadway
Redwood City, CA 94063
or, ir@supportsoft.com

Annual Meeting

The Annual Meeting of Stockholders will be held at 4:00 p.m. Pacific Time on May 28, 2002 at the Company's headquarters in Redwood City, CA.

Stock Information

The Company's common stock trades on the Nasdaq Stock Market under the symbol "SPRT." The following table sets forth the quarterly high and low sales prices for the periods indicated.

	High	Low
2000		
3rd Quarter	$39.19	$22.63
4th Quarter	$32.50	$ 8.63
2001		
1st Quarter	$20.19	$ 4.00
2nd Quarter	$ 7.65	$ 2.50
3rd Quarter	$ 6.41	$ 2.04
4th Quarter	$ 6.50	$ 2.00

The statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "will" and similar expressions help to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, beliefs, intentions or strategies regarding the future such as: statements relating to the effect of the Company's name change on its ability to preserve *its brand reputation as the leader in support automation solutions and to represent the increased scope and focus of the Company's business, the perceived benefits* of the Company's software, the anticipated features and benefits of our products and services, the reduction of support call volume and duration, desk side visits and overall return on investment achieved by our customers, the success of our channel partners, the expansion of our customer penetration in the corporate IT market, the adding of new value to customers through new separately priced software products to enhance customers' existing SupportSoft software, the success of add-on sales and cross-sales efforts, the success of new or future products including but not limited to Broadband Resolution Suite, Satisfaction Suite, asset tracking, virus protection products, the amount of business to business infrastructure spending, the market for software support, the integration services industry and customer trends, statements relating to our strategy and components of our strategy, our expectations as to benefits we may derive from our strategic alliances, as to expected net losses, expected *cash flows, expected expenses including those related to sales and marketing, research and development and general and administrative, expected revenue and sources* of revenue.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, the Company's ability to execute its business plan and grow its business, the impact of competitive products and pricing, the effects of unexpected expenses, the potential loss of good will or name recognition by current and potential customers, third party intellectual property infringement claims including but not limited to trademark infringement claims that may arise out of the Company's adoption and use of a new name, confusion or interruption in the trading of the Company's stock, the Company's dependence on a small number of relatively large orders, the Company's ability to attract and retain customers for existing and new services and to achieve adoption and acceptance of our products and services, the Company's ability to recruit and retain employees particularly in the areas of sales, engineering and support services needed to execute the Company's goals, the ability of our products to achieve market penetration, the ability to develop new products or technologies, the ability to use or integrate third-party technologies and to expand infrastructure to meet the demand for the Company's services, the Company's ability to expand internationally, the Company's ability to control expenses, the economy and the strength of competitive offerings. Additional factors, which could cause actual results to differ materially, include those set forth in the Company's Annual Report on Form 10-K filed with the SEC on March 29, 2002, in particular, the risks discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Other Factors Affecting our Business and Operating Results." These forward-looking statements speak only as of the date hereof. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements.

SupportSoft